<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

<u>Silver Wheaton Corp.</u>
(Translation of registrant's name into English)

<u>Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release dated July 25, 2007: Silver Wheaton Completes Penasquito Transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Silver Wheaton Corp.</u>
(Registrant)

Date: <u>July 25, 2007</u>   By: <u>/s/ Peter Barnes</u>
                                                   Name

                                          Its: <u>President and Chief Executive Officer</u>
                                                   (Title)

FOR IMMEDIATE RELEASE **TSX:SLW**
July 25, 2007 **NYSE:SLW**

SILVER WHEATON COMPLETES PEÑASQUITO TRANSACTION

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton") (TSX:SLW, NYSE:SLW) has completed the previously announced acquisition from Goldcorp Inc. ("Goldcorp") of 25% of the life of mine silver production from Goldcorp's Peñasquito Project, located in Zacatecas, Mexico, for an upfront cash payment of US$485 million. In addition, Silver Wheaton will pay an ongoing per-ounce operating cost payment equal to the lesser of US$3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered under the contract.

The Peñasquito Project is a gold-silver-zinc-lead deposit that is expected to become the largest mine in Mexico, containing (as of June 2007) proven and probable silver reserves of 864 million ounces and measured and indicated silver resources, exclusive of reserves, of 413 million ounces. Construction progress at Peñasquito remains on schedule for initial heap leaching of oxide ore during 2008 and start-up of the first milling and flotation circuit by late 2009.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009. Goldcorp currently owns approximately 49% of the issued and outstanding shares of Silver Wheaton.

In order to fund the US$485 million cash consideration, Silver Wheaton has entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow US$200 million under a non-revolving term loan (the "Term Loan") and up to US$300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal instalments over a period of seven years, however, prepayments are permitted at any time. In connection with the Peñasquito transaction, the Term Loan was drawn down in full and the Revolving Loan was drawn down in the

amount of US$246 million with the balance of the upfront consideration paid from cash on hand.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

The attributable silver reserves and resources to Silver Wheaton from the Peñasquito Project are outlined in the following table:

Peñasquito Project Reserves and Resources [1]

Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
Reserves (Silver Wheaton's 25% portion)			
Proven	117.2	32.8	123.8
Probable	112.1	25.6	92.2
Proven + Probable	229.4	29.3	216.0
Resources (Silver Wheaton's 25% portion)			
Measured	26.8	21.2	18.2
Indicated	142.9	18.5	85.0
Measured + Indicated	169.6	18.9	103.3
Inferred	305.0	13.0	127.0

(1)   Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton on a pro forma basis. The complete database of drillhole results at Peñasquito can be found on Goldcorp's website at www.goldcorp.com.   Open pit limits were determined using a floating cone optimization routine, with cost parameters and metal recovery rates updated since the prior reserve announcement in June 2006. Metal prices utilized in the pit design were: US$525 per ounce of gold, US$10.00 per ounce of silver, US$0.40 per pound of lead and US$0.80 per pound of zinc.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Peñasquito Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com